ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com
October 5, 2010
CLIENT/MATTER NUMBER 062190-0102

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 3561

Re:	Hollywood Media Corp. Preliminary Proxy Statement on Schedule 14A Filed September 3, 2010 SEC File No. 001-14332

Dear Mr. Owings:

On behalf of Hollywood Media Corp. (the “Company” or “Hollywood Media”), we are transmitting herewith Amendment No. 3 to the Company’s preliminary proxy statement on Schedule 14A (“Amendment No. 3”), which amends the original preliminary proxy statement on Schedule 14A that was filed with the Securities and Exchange Commission by the Company on January 29, 2010, as amended by Amendment No. 1 to the preliminary proxy statement on Schedule 14A that was filed with the Securities and Exchange Commission by the Company on April 29, 2010, as amended by Amendment No. 2 to the preliminary proxy statement on Schedule 14A that was filed with the Securities and Exchange Commission by the Company on September 3, 2010 (“Amendment No. 2”).  Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 3 (without financials or annexes), as well as three blacklined copies of Amendment No. 3 (without financials or annexes) showing the changes that were made to Amendment No. 2.

The following are the Company’s responses to the Staff’s letter of September 21, 2010 containing the Staff’s comments regarding Amendment No. 2.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Summary Term Sheet, page 1

Key Brand Entertainment Inc., page 1

1.
Please note that you are responsible for the entire content of your proxy statement and cannot include language disclaiming responsibility for information contained in or annexed to the filing.  Accordingly, please revise the first full paragraph on page 2, page 37 and any similar disclosure contained elsewhere in your filing.

Mr. H. Christopher Owings
October 5, 2010

Response:

In response to the Staff’s comment, the disclosure under “Parties to the Stock Purchase Agreement- Key Brand Entertainment Inc.” beginning on page 1 of Amendment No. 3, and the correlating disclosure beginning on page 36 of Amendment No. 3 have been revised to remove language from Amendment No. 3 disclaiming responsibility for information contained in or annexed to Amendment No. 3.

Financing, page 5

2.
You disclose in the first paragraph that Key Brand intends to pay the $20 million cash payment at closing from borrowings under a secured credit facility; however, you also disclose in the second paragraph that Key Brand will not be entitled to borrow funds under the Credit Agreement to make the cash payment at closing and intends to use cash on hand to complete the transaction.  Please revise the first paragraph and throughout the filing as applicable to clarify how Key Brand intends to pay the cash at closing.  We also note that the unaudited pro forma combined financial statements included in Annex J still reflect that $15 million in financing proceeds will be used to close the transaction.  If Key Brands expects to fund the cash payment at closing using cash on hand, please revise the pro forma financial statements accordingly.

Response:

In response to the Staff’s comment, the disclosure under “Financing” beginning on page 5 of Amendment No. 3, and the correlating disclosure beginning on page 83 of Amendment No. 3 have been revised to clarify how Key Brand intends to pay the cash at closing.

In addition, the Unaudited Pro Forma Combined Financial Statements of Key Brand Entertainment Inc. included in Annex J to Amendment No. 3 have been revised to reflect that Key Brand intends to use cash on hand to pay the cash at closing.

3.
Please disclose when Key Brand expects to obtain the consent of the lenders under the Credit Agreement to use cash to complete the transaction and to consummate the transactions contemplated by the Stock Purchase Agreement.  Please also disclose that Key Brand is currently not in compliance with the covenants in its credit agreement and has entered into discussions with its lenders regarding an amendment to its credit agreement.  Make similar disclosure on page 7 where you discuss when the transaction is expected to be completed and throughout the filing as applicable.

Mr. H. Christopher Owings
October 5, 2010

Response:

In response to the Staff’s comment, the disclosure under “Financing” beginning on page 5 of Amendment No. 3, and the correlating disclosure beginning on page 83 of Amendment No. 3 have been revised to state that (i) Key Brand informed Hollywood Media that the lenders under the Credit Agreement would consent to Key Brand using its cash on hand to complete the transactions contemplated by the Stock Purchase Agreement provided that the documentation and structuring of the Promissory Note, the use of such cash, and the related agreements are acceptable to such lenders and that such lenders were preparing formal written documentation for such consent, (ii) according to the Notes to the Unaudited Consolidated Financial Statements of Key Brand Entertainment Inc. and Subsidiaries for the period ended June 30, 2010 (which are included in Annex M to Amendment No. 3), Key Brand believes that it is not in compliance with certain covenants in the Credit Agreement as of June 30, 2010, and (iii) Key Brand has informed Hollywood Media that Key Brand currently is seeking the appropriate amendments and/or waivers to the Credit Agreement to address such non-compliance and expects to obtain such amendments and/or waivers promptly but in any case prior to the sale of Theatre Direct.  Similar disclosure has been added under “When the Sale of Theatre Direct is Expected to be Completed” beginning on page 7 of Amendment No. 3 and under the correlating disclosure beginning on page 60 of Amendment No. 3.

When the Sale of Theatre Direct is Expected to be Completed, page 7

4.
We note your added disclosure that Key Brand delivered written notice to Hollywood Media extending the Termination Date until August 29, 2010.  Please disclose whether the Termination Date has been extended beyond August 29, 2010 and, if not, what affect that has on the transaction.  Also disclose when you expect the transaction to be completed.

Response:

In response to the Staff’s comment, the disclosure under “When the Sale of Theatre Direct is Expected to be Completed” beginning on page 7 of Amendment No. 3, and the correlating disclosure beginning on page 60 of Amendment No. 3 have been revised to (i) disclose when Hollywood Media expects the transaction to be completed, (ii) state that, subject to certain exceptions and conditions, the Stock Purchase Agreement may be terminated and the transactions contemplated by the Stock Purchase Agreement may be abandoned at any time prior to the closing date by either Hollywood Media or Key Brand if the closing of the Stock Purchase Agreement shall not have occurred by August 29, 2010 (which we refer to as, the “Termination Date”), (iii) state that Hollywood Media may not terminate the Stock Purchase Agreement under the provision relating to the Termination Date until the special meeting of shareholders to vote on the approval of the sale of Theatre Direct has occurred, and (iv) state that the Termination Date has not been extended beyond August 29, 2010, however as of the date the proxy statement is being mailed to shareholders, the Stock Purchase Agreement has not been terminated.

Mr. H. Christopher Owings
October 5, 2010

In addition, Note 4 to the Unaudited Consolidated Financial Statements of Key Brand Entertainment Inc. and Subsidiaries for the period ended June 30, 2010 (Annex M to Amendment No. 3) has been revised to state that the transaction is expected to close in December 2010.

Effects on Hollywood Media if the Sale of Theatre Direct is Completed ..., page 15

5.
We note your response to comment seven in our letter dated May 14,2010.  In an appropriate place in your proxy statement, please make an affirmative statement that the transaction and the potential tender offer is not a first step in a going private transaction under Exchange Act Rule 13e-3.

Response:

In response to the Staff’s comment, the disclosure under “Effects on Hollywood Media if the Sale of Theatre Direct is Completed and Nature of Hollywood Media’s Business Following the Sale of Theatre Direct” beginning on page 15 of Amendment No. 3, and the correlating disclosure beginning on page 61 of Amendment No. 3 have been revised to make an affirmative statement that the transaction and the potential tender offer are not intended as a first step in a going private transaction under Exchange Act Rule 13e-3.

Background of the Sale of Theatre Direct, page 36

6.
We note your added disclosure on page 47 that the terms and conditions of the senior secured loan in the amount of $15 million intended by Key Brand to be made to complete the transactions contemplated by the Stock Purchase Agreement were different than the terms and conditions of the senior secured financing contemplated by the Stock Purchase Agreement and were not acceptable to Hollywood Media.  Please explain why these terms and conditions were not acceptable to Hollywood Media.

Response:

In response to the Staff’s comment, the disclosure under “Background of the Sale of Theatre Direct” beginning on page 36 of Amendment No. 3 has been revised to state why the terms and conditions of the proposed financing from THL Credit Advisers, LLC were not acceptable to Hollywood Media (see page 47 of Amendment No. 3).

Annex K, Selected Financial Data of Key Brand Entertainment Inc.

7.
We note in your response to comment two in our letter dated May 14,2010 that you have included the selected financial data for the interim period; however, Annex K does not include this period. Please revise.

Mr. H. Christopher Owings
October 5, 2010

Response:

In response to the Staff’s comment, Annex K to Amendment No. 3 has been revised to include Key Brand’s selected financial data for the interim period.

Annex L, Audited Consolidated Financial Statements of Key Brand Entertainment Inc. and Subsidiaries for the periods ended December 31, 2009 and December 31, 2008

8.	Please include the signature of the auditor in the independent auditors' report.

Response:

In response to the Staff’s comment, Annex L to Amendment No. 3 has been revised to include the signature of the auditor in the independent auditors’ report.

*  *  *  *  *

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4132.

Very truly yours,

/s/ Steven W. Vazquez

Steven W. Vazquez

cc:	Mitchell Rubenstein Hollywood Media Corp.